EXHIBIT 99.2

               Press Release Announcing Adoption of a Rights Plan

                        GUARANTY FEDERAL BANCSHARES, INC.
                        DECLARES DIVIDEND DISTRIBUTION OF
                        PREFERRED SHARE PURCHASE RIGHTS
               ---------------------------------------------------

         Springfield, Missouri, January 20, 1999 -- The Board of Directors of Guaranty Federal Bancshares, Inc. (the "Company"), Nasdaq symbol "GFED," today declared a dividend distribution of one Preferred Share Purchase Right on each outstanding share of common stock, par value $.10 per share.

         James E. Haseltine, President and Chief Executive Officer of the Company, stated: "The Rights are designed to assure that all of Guaranty Federal Bancshares' stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, squeeze-outs, open market accumulations and other abusive tactics to gain control of the Company without paying all stockholders a control premium."

         The Rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock or more than such person or group held on January 20, 1999 if such person or group held 15% or more of the common stock on such date or announces a tender offer the consummation of which would result in ownership by a person or group of 15% or more of the common stock or more than such person or group held on January 20, 1999 if such person or group held 15% or more of the common stock on such date. Each Right will entitle stockholders to buy one one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $37.50.

         If the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares current exercise price, a number of the acquiring company's common shares having a market value of twice such price. In addition, if a person or group acquires 15% or more of the Company's outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then-current exercise price, a number of the Company's common shares having a market value of twice such price.

         Following the acquisition by a person or group of beneficial ownership of 15% or more of the Company's common stock and prior to an acquisition of 50% or more of the common stock , the Board of Directors may exchange the Rights (other than Rights owned by such person or group), in whole or in part, at an exchange ratio of one share of common stock (or one one-hundredth of a share of the new series of junior participating preferred stock) per Right.

         Prior to the acquisition by a person or group of beneficial ownership of 15% or more of the Company's common stock, the Rights are redeemable for one cent per Right at the option of the Board of Directors.

         The Rights are intended to enable the Company's stockholders to realize the long-term value of their investment in the Company. They will not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover.

         The dividend distribution will be made on February 1, 1999, payable to stockholders of record on that date. The Rights will expire on January 20, 2009. The Rights distribution is not taxable to stockholders.

                                *    *    *



                                       2